UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM C

Offering Statement

Under the Securities Act of 1933

GRIDWATER INC.

Mobile Wastewater Treatment & Grease-Management Services

Custom Reg CF SAFE Convertible into Class B Preferred Stock — Reg CF Tier

Target Offering Amount: $25,000

Maximum Offering: $1,200,000

Offered Through Andes Capital Group, LLC

This Form C and the offering described herein are made under Regulation Crowdfunding (17 C.F.R. § 227.100 et seq.).

Table of Contents

1. Disclaimer

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

2. Form C Offering Memorandum

Gridwater Inc. (the "Company") is offering custom Regulation Crowdfunding SAFEs (the "SAFEs") through Andes Capital Group, LLC as registered intermediary. The SAFEs are intended to convert into Class B Preferred Stock — Reg CF Tier at an expected conversion price of $100.00 per share after the Company's pending preferred stock authorization/designation becomes effective and the other conversion conditions are satisfied. The Company is seeking a target offering amount of $25,000 and a maximum offering amount of $1,200,000.

Investors are not initially purchasing or receiving shares of Class B Preferred Stock. Investors are purchasing SAFEs. The SAFEs are intended to convert into Class B Preferred Stock — Reg CF Tier only after the Company's pending preferred stock authorization/designation becomes effective and the conversion conditions stated in the SAFE and offering documents are satisfied. No preferred shares will be issued unless and until such authorization/designation is effective.

Prior to conversion, the SAFEs do not entitle investors to dividends, preferred-return payments, or preferred-stockholder rights. However, for SAFEs that convert into Class B Preferred Stock — Reg CF Tier, the preferred-return measurement period is intended to be calculated from the applicable SAFE closing date, so that the conversion security reflects a preferred-return-equivalent economic benefit from that date, subject to the definitive SAFE, preferred stock governing documents, applicable law, and counsel/intermediary approval.

Potential purchasers are referred to as "Investors" or "you." To purchase securities, Investors must complete the purchase process through the intermediary-approved platform and execute the final Subscription Agreement and required investor questionnaires. Committed funds will be held in escrow by the intermediary-approved escrow facilitator until the target amount is met and one or more permitted closings occur. Subscriptions may be accepted or rejected by the Company and/or the intermediary in accordance with the final offering documents and intermediary procedures.

2.1 Issuer Information

Item	Details
Name of Issuer	Gridwater Inc.
Legal Form	C-Corporation
Jurisdiction of Incorporation	Texas
Date of Organization	January 26, 2026
Physical Address	5225 W Houston Street, Sherman, TX 75092
Website	https://www.gridwater.com
Co-Issuer	No

2.2 Intermediary Information

Item	Details
Name of Intermediary	Andes Capital Group, LLC
CIK Number	0001348811
SEC File Number	008-67202
CRD Number	139212

2.3 Offering Terms — Summary

Item	Details
Type of Security Offered	Custom Reg CF SAFE Convertible into Class B Preferred Stock — Reg CF Tier
Price per Security	$100.00 expected conversion price per preferred share
Target Number of Securities	Up to $25,000 aggregate SAFE purchase amount; expected conversion into up to 250 Class B Preferred shares
Maximum Number of Securities	Up to $1,200,000 aggregate SAFE purchase amount; expected conversion into up to 12,000 Class B Preferred shares
Target Offering Amount	$25,000
Maximum Offering Amount	$1,200,000
Minimum Investment per Investor	$500
Oversubscriptions Accepted	No
Offering Deadline	12 months from offering commencement, extendible by amendment per Rule 304(c)
Disbursement from Escrow	Once per month, or on a schedule agreed between Intermediary and Issuer, subject to satisfaction of target offering and Rule 304 conditions
Jurisdictions of Offer	All 50 U.S. states and the District of Columbia, subject to applicable Regulation Crowdfunding limits

2.4 Escrow, Cancellation, and Re-Confirmation

If investment commitments do not equal or exceed the target offering amount at the offering deadline, no securities will be sold, investment commitments will be cancelled, and committed funds will be returned.

Investors may cancel an investment commitment for any reason until 48 hours before the offering deadline, or such earlier closing time as permitted by Regulation Crowdfunding and the intermediary workflow.

3. The Company

Name of Issuer: Gridwater Inc.

Gridwater Inc. certifies that all of the following are true:

- Organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- Not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- Not an investment company registered or required to be registered under the Investment Company Act of 1940.
- Not ineligible to rely on this exemption due to a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- Has filed and provided to investors all required ongoing annual reports under Regulation Crowdfunding for the prior two years, or shorter applicable period required by Regulation Crowdfunding.
- Not a development-stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company.

3.1 Prior Compliance with Reporting Requirements

Has the issuer or any predecessor previously failed to comply with the ongoing reporting requirements of Rule 202? Not applicable. Gridwater has not previously conducted a Reg CF offering.

Going forward, the Company will file an annual report electronically with the SEC and post the report on its website no later than 120 days after the end of each fiscal year covered by the report.

Annual Report URL: https://www.gridwater.com/investors/annual-reports. The investor relations section of www.gridwater.com will host annual reports beginning with the first annual report due 120 days following the end of the fiscal year in which this offering closes. The issuer must continue to comply with ongoing reporting requirements until a permitted termination event applies under Regulation Crowdfunding, including Exchange Act reporting, qualifying holder/asset thresholds after required annual reports, repurchase or redemption of all securities issued under Section 4(a)(6), or liquidation/dissolution.

4. Principal Security Holders

Beneficial owners of 20% or more of the issuer's outstanding voting equity:

Name of Holder	Securities Held	% Voting Power Pre-Offering
ZIGCO	1,000 shares of Common Stock	50%
Water On Demand, Inc. (WODI)	1,000 shares of Common Stock	50%

5. Directors and Officers of the Company

5.1 Directors

Director #1 — Ken Berenger

- Dates of Board Service: 01/26/2026 to present
- Principal Occupation: Executive Chairman of Gridwater Inc. and Chief Executive Officer of Water On Demand, Inc.
- Employer: Gridwater Inc. and Water On Demand, Inc.
- Dates of Service with Employer: 01/26/2026 to present (Gridwater); ongoing CEO of Water On Demand, Inc.
- Employer's Principal Business: Mobile wastewater treatment and water-as-asset-class infrastructure investment platform
- Positions Held with Issuer: Executive Chairman, Co-Founder, Board Member — 01/26/2026 to present

Business Experience (Past 3 Years): Co-creator of Water On Demand. CEO of Water On Demand, Inc., focused on capital structuring and investment models for water infrastructure as a long-duration, income-generating asset class. 25+ years of experience across banking, investment management, corporate finance, sales force development, and consulting. Worked with distressed homeowners and financial institutions during the 2008 foreclosure crisis. Wharton Emeritus Credential in Fintech Revolution: Transformative Financial Services and Strategies. Strategic capital markets and governance leadership for both Water On Demand and Gridwater.

Director #2 — Bryan Klepzig

- Dates of Board Service: 01/26/2026 to present
- Principal Occupation: CEO of Gridwater Inc. and Founder/CEO of ZIGCO
- Employer: Gridwater Inc. and ZIGCO
- Dates of Service with Employer: 01/26/2026 to present (Gridwater); 20+ years operating ZIGCO/EnviroMaintenance
- Employer's Principal Business: On-site wastewater services, excavation, hauling, and field operations across Central Texas
- Positions Held with Issuer: Chief Executive Officer, Co-Founder, Board Member — 01/26/2026 to present

Business Experience (Past 3 Years): Founder and CEO of ZIGCO and its legacy platform EnviroMaintenance, an established on-site wastewater services provider serving 1,000+ customers across residential, commercial, municipal, and industrial sectors in Central Texas (100-mile service radius). Pioneer of seven-axle super dump truck operations in Texas. Active member of Texas On-Site Wastewater Association (TOWA). Dealer-licensed for multiple leading on-site wastewater system manufacturers.

5.2 Officers

Officer #1 — Ken Berenger

- Title: Executive Chairman
- Dates of Service: 01/26/2026 to present
- Responsibilities: Strategic oversight, governance leadership, capital markets and investor relations

Business Experience (Past 3 Years): See Director #1 entry above.

Officer #2 — Bryan Klepzig

- Title: Chief Executive Officer
- Dates of Service: 01/26/2026 to present
- Responsibilities: Operational leadership, fleet deployment, customer relationships, regulatory compliance, day-to-day execution

Business Experience (Past 3 Years): See Director #2 entry above.

Officer #3 — James Woloszyn

- Title: Chief Operating Officer
- Dates of Service: 01/26/2026 to present
- Responsibilities: Operations, scaling systems, governance structures, and execution roadmap. Concurrently COO of Water On Demand, Inc.

Business Experience (Past 3 Years): COO of Water On Demand, Inc. Prior leadership at Boeing, Hewlett-Packard, Hewlett-Packard Enterprise, and Northwestern Mutual. 11 years scaling PressReader from early-stage to the world's largest digital newspaper platform (VP Operations, then CEO of two subsidiary companies). 7 years at HP as Chief of Staff and VP of Global Customer Advocacy across 9 countries. Participated in HP's Silicon Valley investment group. Former President of a Napa Valley luxury winery. Advisory member to venture capital firm Semper Virens. B.Sc. Genetics and Advanced Biology, University of the Witwatersrand. Business Degree, Segal School of Business.

Officer #4 — Cory Mertes

- Title: Chief Financial Officer
- Dates of Service: 01/26/2026 to present
- Responsibilities: Financial oversight, modeling, projections, budgets, and financial reporting. Concurrently CFO of Water On Demand, Inc.

Business Experience (Past 3 Years): CFO of Water On Demand, Inc. 20+ years of executive financial leadership in insurance, financial services, mortgage banking, and technology. Former CPA. Founder and EVP/CFO of Alliance United Insurance Company, sold to Kemper. Owned and operated Mertes Financial Services for 12 years. Senior leadership at Countrywide Financial (VP) and Ocean Financial

(EVP/CFO). Specializes in capital strategy, regulatory navigation, enterprise risk management, and value creation through liquidity events.

6. Business and Anticipated Business Plan

6.1 Overview

Gridwater Inc. is a Texas-based mobile wastewater services platform formed to acquire, deploy, and operate a fleet of advanced mobile wastewater treatment and grease-management vehicles. The Company provides essential, recurring services to commercial, industrial, and institutional customers whose operations generate wastewater, fats, oils, grease (FOG), and related regulated effluents.

Gridwater is structured as a joint venture co-owned by Water On Demand, Inc. (WODI) and ZIGCO. Initial operations are focused in Austin, Texas, with a phased expansion strategy across Texas followed by entry into additional high-growth U.S. markets including California, Oklahoma, and Florida.

6.2 Strategy: Asset-Backed, Route-Dense Deployment Model

Capital-intensive mobile treatment vehicles are deployed only after sufficient customer density and contracted demand have been established. Each vehicle is treated as a discrete revenue-generating unit justified by route economics rather than speculative market entry.

6.3 Target Customer Segments

- Restaurants and food service operators
- Food processing and packing facilities
- Hotels and resorts
- Gas stations and retail centers
- Industrial facilities
- Institutional users such as universities and healthcare systems

Demand is recurring, compliance-driven, and predictable. Many target customers are subject to state and municipal mandates that require routine wastewater and grease removal as a condition of operating legally.

6.4 Operating Structure

Lean, centralized dispatch, compliance, customer management, and reporting. Personnel are added as fleet size and route complexity justify, supporting operating leverage at scale.

7. Risk Factors

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

Material risk factors specific to Gridwater Inc. include the following:

(1) Limited Operating History.

Gridwater Inc. was formed January 26, 2026 and has commenced operations as a development-stage company. While management draws upon ZIGCO's 20+ year operating record, Gridwater itself is a new entity with no audited operating history. Investors must evaluate prospects based on management's plan rather than historical results.

(2) Capital-Intensive Deployment Model.

Gridwater's strategy depends on acquiring, financing, and operating mobile wastewater treatment vehicles. If sufficient capital cannot be raised, or if equipment costs exceed projections, deployment may be slower than planned and unit economics may not materialize.

(3) Customer Concentration and Route Density Risk.

The Company's economics depend on achieving sufficient customer density per route. Failure to acquire or retain anchor customers in target markets may impair route profitability.

(4) Regulatory Compliance Risk.

Operations are subject to the federal Clean Water Act, state pretreatment programs, municipal grease-trap ordinances, and operating permits. Changes in regulation, enforcement priorities, or compliance costs could materially affect operating expenses or service requirements.

(5) Disposal Infrastructure Dependency.

Gridwater's mobile treatment relies on access to disposal sites, treatment partners, and regulated effluent handling capacity. Disruptions in disposal infrastructure could materially affect service delivery.

(6) Competition from Established Legacy Operators.

The commercial wastewater services market includes long-established legacy operators with existing customer relationships and route density. Gridwater must compete on operational efficiency, technology, financing structure, and customer service.

(7) Dependence on Key Personnel.

The Company is materially dependent on the skills, experience, and continued participation of Ken Berenger, Bryan Klepzig, James Woloszyn, and Cory Mertes. Loss of any of these individuals could materially affect operations and strategic execution.

(8) Joint Venture Governance and Inter-Company Alignment.

Gridwater is co-owned 50/50 by Water On Demand, Inc. and ZIGCO. Disagreements between the joint venture partners on strategic direction, capital deployment, or operational priorities could disrupt operations.

(9) Equipment Manufacturer Capacity.

Gridwater's growth is constrained by the manufacturer's ability to produce qualified treatment vehicles and other equipment. Manufacturer delays, supply chain disruptions, or capacity limits could slow deployment.

(10) Environmental, Health, and Safety Law Risk.

Mobile wastewater operations expose the Company to environmental liabilities, regulatory penalties, and potential remediation costs that could materially affect financial results.

(11) QSBS Qualification Not Guaranteed.

The Company intends to operate consistent with §1202 eligibility, but qualification depends on ongoing compliance with the active business test, the $50M aggregate gross asset cap at issuance, and avoidance of disqualifying redemptions. No assurance is given that QSBS treatment will be available to investors.

(12) Capital Structure Risk.

It is anticipated that the Class B Preferred will have redemption mechanics tied to a target IRR with a floor and ceiling. Failure to achieve revenue projections may result in lower-than-projected redemption proceeds at exit.

(13) Litigation and Product Liability Risk.

Operations may expose the Company to product liability claims, customer disputes, and litigation that could result in legal fees, damages, and reputational harm.

(14) Tax Law Changes.

Federal, state, and local tax law changes could affect QSBS treatment, depreciation rules under §168(k), and other tax positions material to investor outcomes.

(15) Forward-Looking Projections.

Financial projections in marketing materials are based on management's current assumptions and may not materialize. Actual operating results may vary materially from projected results.

8. The Offering and the Securities

8.1 Purpose of the Offering

To raise capital to fund (i) deployment and operation of the Company's mobile wastewater treatment fleet; (ii) capital expenditures including treatment equipment, vehicles, ancillary systems, and technology; (iii) hiring and operational scaling; (iv) working capital and general corporate purposes; and (v) transaction expenses related to the offering. The offering is intended to bridge the Company through to operating profitability and to fund initial Texas-based deployment.

8.2 Testing-the-Waters

The Company may attach any written communication or broadcast script used for testing the waters under Rule 241 or Rule 206, if applicable. All such communications, if any have been used as of the filing date, are filed as Exhibit E.

8.3 Transaction Mechanics and Delivery of Securities

Subscriptions for SAFEs will be processed through Andes Capital Group, LLC (the registered intermediary). Investors will execute or accept a SAFE, Subscription Agreement, Investor Verification Questionnaire, and related platform documents. Funds will be held in escrow at the intermediary-approved escrow agent and released only in accordance with the Form C, escrow agreement, SAFE, intermediary requirements, and Regulation Crowdfunding.

8.4 Investor Cancellation Rights

Investors may cancel an investment commitment up to 48 hours prior to the offering deadline. The intermediary will notify investors when the target offering amount is met. If the issuer reaches the target early, it may close the offering early with at least 5 business days' notice (absent a material change). If an investor does not cancel before the 48-hour window, funds release to the issuer at closing. If a material change is made and the investor does not reconfirm, the commitment is cancelled and funds returned.

8.5 Terms of the Securities Being Offered

Custom Regulation Crowdfunding SAFEs intended to convert into Class B Preferred Stock — Reg CF Tier after the preferred stock authorization/designation is effective and the conversion conditions are satisfied. The intended Class B Preferred Stock terms remain subject to the definitive Certificate of Designation and SAFE documents.

Term	Description
Original Issue Price	$100.00 per share
Liquidation Preference	1.0× the Original Issue Price plus accrued but unpaid Preferred Return, senior to Common Stock and pari passu with Class B Preferred — Reg D Tier
Preferred Return	8% per annum on the Original Issue Price, non-compounding, payable when, as, and if declared by the Board, and otherwise cumulative
Voting	Neither the SAFE nor the Class B Preferred have voting rights. If the Class B Preferred are converted to Common Shares, such shares will have common voting right.
Conversion	The SAFEs are convertible into Class B Preferred-Reg CF Tier Stock at the discretion of the Company; no investor-initiated conversion. Class B Preferred Shares are convertible into common shares at election of holder.
Redemption	5-year hold period; thereafter Investor Put Right and Company Call Right at the Put Price set forth below
Put Price	The Put Price formula references 3.5× trailing-12-month revenue for the Company's redemption obligation, with the 21-30% IRR band capping the actual put-price calculation.
Anti-Dilution	No anti-dilution rights. Customary adjustments for stock splits, combinations, and similar recapitalizations

Protective Provisions	Class B consent required for: (i) issuance of senior securities; (ii) liquidation, dissolution, or winding up; (iii) amendments adverse to Class B economic rights; (iv) related-party transactions outside ordinary course
Information Rights	Annual Financial Statements within 120 days of fiscal year-end; Quarterly Financial Statements within 45 days of quarter-end; ongoing reporting per Regulation Crowdfunding Rule 202

Note on Tier Alignment: The Class B Preferred Stock — Reg CF Tier and the parallel Class B Preferred Stock — Reg D Tier (offered to verified accredited investors in a concurrent Rule 506(c) offering) carry the same 21-30% IRR floor/ceiling band on the Put Price formula. Both tiers rank pari passu on liquidation, share the same Original Issue Price of $100.00 per share, and carry the same Preferred Return rate. The two tiers differ in offering exemption (Reg CF vs Rule 506(c)), eligible investor base (Reg CF investors vs verified accredited investors), per-investor minimum, and disclosure framework, but not in core economic terms.

8.6 Voting Rights

Do the securities offered have voting rights? No.

SAFE holders will not have stockholder voting rights before conversion. The Class B Preferred Stock expected to be issued upon SAFE conversion has no voting rights unless and until converted to Common Stock. Conversion to Common Stock is at Company discretion only.

8.7 Limitations on Voting and Other Rights

Are there any limitations on voting or other rights? Yes.

Voting rights are limited as described in Section 8.6. Before SAFE conversion, SAFE holders will not have stockholder voting rights solely by reason of holding SAFEs. After conversion, conversion of Class B Preferred Stock to Common Stock (which carries voting rights) is solely at Company discretion. Class B Preferred holders have protective provisions requiring their consent for specified adverse amendments as described in the definitive documents.

8.8 Modification of Terms

Material modifications adverse to Class B Preferred holders require the consent of holders of a majority (or such higher threshold as set forth in the Certificate of Designation) of outstanding Class B Preferred. Customary anti-dilution adjustments for stock splits, combinations, and similar recapitalizations are automatic and do not require holder consent.

8.9 Valuation Methodology

The SAFEs are offered for an aggregate purchase amount up to $1,200,000 and are expected to convert into Class B Preferred Stock — Reg CF Tier at a conversion price of $100 per share, subject to the SAFE and definitive governing documents. The $100 expected conversion price was established by the

Board based on contemporaneous arms-length market analysis, projected unit economics, comparable industry transactions, and consultation with management.

Future valuations including for redemption mechanics: After SAFE conversion, the Put Price at the end of the 5-year hold is expected to be calculated to deliver a target 21% IRR on Original Purchase Price, subject to a 21% IRR floor and 30% IRR ceiling, with an 8% per annum cumulative Preferred Return as a separate dividend mechanic, as set forth in the definitive SAFE and preferred stock governing documents.

In a corporate transaction (sale, merger, IPO), SAFE holders and holders of Class B Preferred issued upon SAFE conversion will receive the treatment set forth in the SAFE and definitive preferred stock governing documents. The intended Class B Preferred economics provide for the greater of (i) Liquidation Preference and accrued Preferred Return, or (ii) share of consideration based on Class B economic rights, subject to final documents.

8.10 Risks Relating to Minority Ownership

SAFE holders are not stockholders before conversion. Following conversion, Class B Preferred holders are minority, non-voting holders. They cannot elect directors, vote on most corporate actions, or block strategic decisions outside the protective-provision categories listed in Section 8.7.

8.11 Risks Associated with Corporate Actions

Future corporate actions may materially affect SAFE holders and Class B Preferred holders, including: (i) issuance of additional senior or pari passu preferred stock that dilutes economic rights; (ii) repurchases or redemptions that consume Company cash; (iii) amendments to governing documents; and (iv) transactions affecting QSBS eligibility, conversion timing, or redemption economics.

9. Ownership and Capital Structure

9.1 Classes of Securities Outstanding

Class	Common Stock	Class B Preferred Stock
Authorized	100,000 shares	40,000 shares
Outstanding	2,000 shares (1,000 ZIGCO + 1,000 WODI)	None currently. To be reflected in the Company's capitalization table after SAFE conversion and Reg D 506(c) closings
Voting Rights	Yes	No (unless converted to common)
Other Rights	Subordinate to Class B Preferred on liquidation and dividends	SAFE initially has contractual rights only; upon conversion, intended Class B Preferred carries 8% Preferred Return, 21-30% IRR Put Price band, protective provisions, and information rights as described in Section 8.5

9.2 Securities Reserved for Issuance

- Warrants Outstanding: None
- Options Outstanding: None. The Company has not yet adopted an equity incentive plan.
- Other Rights Reserved: None

9.3 Dilution and Subordination Risk

How may the rights of the securities offered be materially limited, diluted, or qualified by other classes? Future financings may include preferred stock senior to or pari passu with the Class B Preferred, which would dilute the Class B's economic and rights position. Employee equity incentives, when adopted, may dilute all stockholders. The Company may issue additional series of preferred at terms more favorable than this offering. Customary anti-dilution provisions adjust for stock splits and recapitalizations but do not protect against price-based dilution from later financings.

9.4 Differences Between Classes

Are there differences between the securities offered and each other class not reflected above?

Yes, the Class B Preferred have liquidation preference, put rights, call rights and are non-voting.

9.5 Effect of Principal Shareholder Rights

Common stock held by ZIGCO (50%) and WODI (50%) carries the only voting rights pre-offering. These two holders, acting in concert, can elect the entire Board of Directors and approve corporate actions requiring stockholder vote. Class B Preferred holders have protective provisions requiring their consent for certain actions (Section 8.7) but otherwise do not have voting rights on standard corporate matters. ZIGCO's and WODI's coordinated decisions on capital deployment, executive compensation, additional financings, and strategic direction will materially affect Class B Preferred holders.

10. Use of Proceeds: Net proceeds from this Reg CF offering at the Target Offering Amount of $25,000 and a Maximum Offering of $1,200,000 will be allocated approximately as follows. The Company reserves discretion to reallocate among categories based on actual deployment timing, capital availability from the parallel Reg D 506(c) offering, and operating priorities.

	Target Offering ($25,000)		**Maximum Offering ($1,200,000)**	
Use of Proceeds Category	Amount	% of Offering	Amount	% of Offering
Intermediary compensation (Andes Capital Group, LLC, see Section 10.1)	$750	3.00%	$36,000	3.00%
Legal and accounting fees	$938	3.75%	$45,000	3.75%
Escrow, filing, transfer agent, and platform fees	$313	1.25%	$15,000	1.25%
Marketing, investor relations, testing-the-waters compliance	$1,668	6.67%	$80,000	6.67%
Subtotal — Offering Expenses	$3,668	14.67%	$176,000	14.67%
Initial fleet purchase order deposits (Omega, three vehicles × $100,000)	$6,250	25.00%	$300,000	25.00%
Working capital and operational scaling (dispatch, compliance, customer management)	$6,250	25.00%	$300,000	25.00%
Sales, customer acquisition, and route-density build-out	$4,168	16.67%	$200,000	16.67%
Capital expenditures, ancillary systems, technology, telematics	$3,125	12.50%	$150,000	12.50%
General corporate purposes	$1,540	6.16%	$74,000	6.16%
Subtotal — Operations and Deployment	$21,333	85.33%	$1,024,000	85.33%
Total	$25,000	100.00%	$1,200,000	100.00%

10.1 Compensation of the Intermediary (Andes Capital Group, LLC)

The Company has engaged Andes Capital Group, LLC, a FINRA-registered broker-dealer, as the intermediary for this Regulation Crowdfunding offering. Andes will receive the following compensation in connection with the offering:

- Cash success fee: 3.0% of gross proceeds raised from investors at each closing, payable upon disbursement of escrowed funds to the Company. At the Target Offering Amount of $25,000, the cash success fee equals $750 and at the Maximum Offering Amount of $1,200,000, the cash success fee equals $36,000..
- Onboarding, technology, and platform fees: a one-time onboarding fee and ongoing platform/technology fees as set forth in the engagement letter between the Company and Andes Capital Group, LLC, totaling approximately $750 (included in the "Escrow, filing, transfer agent, and platform fees" category above).
- Securities compensation: None. The Company is not issuing securities, warrants, or equity to Andes Capital Group, LLC.
- Other compensation: None outside the cash success fee and platform fees described above. No re-offer, principal trading, or affiliate compensation arrangements.

The aggregate compensation payable to Andes Capital Group, LLC, expressed as a percentage of the maximum offering amount, is approximately 3.6% inclusive of cash success fee and platform fees. Andes Capital Group, LLC has no equity interest in the Company.

Investor funds are held in escrow by an Andes-approved qualified third-party escrow agent and released only at closing in accordance with Regulation Crowdfunding, the escrow agreement, and the engagement letter.

11. Management's Discussion and Analysis of Operations and Financial Condition

11.1 Operating History

Does the issuer have an operating history? No.

Gridwater Inc. was organized January 26, 2026 and is a development-stage company. While operations are built upon the established 20+ year operating history of ZIGCO/EnviroMaintenance, Gridwater itself has limited operating history.

11.2 Financial Condition of the Issuer

Gridwater Inc. was organized January 26, 2026 as a Texas C-Corporation. The Company is a development-stage entity formed to acquire, deploy, and operate a fleet of mobile wastewater treatment and grease-management vehicles. Operating history is limited.

Liquidity

The Company's cash on hand consists of seed capital contributed by ZIGCO and Water On Demand, Inc., plus initial Reg D 506(c) subscription proceeds, if any have closed by the filing date. The Company is dependent on offering proceeds from the Reg D 506(c) offering and this Reg CF offering to fund initial fleet deployment, working capital, and corporate operations during the development-stage period.

Capital Resources

Founding equity contributions from ZIGCO and Water On Demand, Inc. (50/50 Common Stock split, 2,000 shares total). No third-party debt. Planned future financings consist of:

- The existing Reg D 506(c) Class B Preferred offering up to $4,000,000 (offered to verified accredited investors at the same Original Issue Price and same 21-30% IRR Put Price band as this Reg CF Tier offering)
- This Reg CF SAFE offering up to $1,200,000, intended to convert into Class B Preferred Stock — Reg CF Tier
- Per-truck equipment financing arranged at the operating-vehicle level as the fleet deploys

Historical Results of Operations

Pre-revenue. Cumulative expenses since incorporation on January 26, 2026 are limited to organizational and pre-launch costs, including legal, accounting, structure, and deposits. Current organizational expense is being borne by the shareholders, ZIGCO (50%) and Water On Demand, Inc. (50%).

Material Trends

Customer pipeline development is underway in the target Austin metro area through ZIGCO's established legacy operating network. No fleet vehicles have been placed in service as of the filing date. Capital expenditure commitments will follow upon initial closings. The Company expects to begin operations in summer 2026 by purchasing equipment that will generate net income (see company projections).

Effect of Offering Proceeds on Liquidity

Proceeds from this Reg CF offering, up to $1,200,000, will be deployed alongside Reg D 506(c) proceeds to fund initial fleet deployment, working capital, regulatory and disposal-infrastructure setup, and centralized dispatch/compliance operations. Deployment timing and fleet ramp assumptions will be conformed to the final use-of-proceeds budget and available capital.

11.3 Selected Financial Data

The Company was organized January 26, 2026 and has yet to commence operations. There is no prior fiscal year. Total assets, liabilities, and net income are nominal and limited to organizational costs as of the filing date. See Exhibit A for company projections and forward-looking financial information. As a new business entity there are no current financial transactions and thus no statements to prepare.

11.4 Financial Statement Requirements (Reg CF Offering Size Reference)

Offering Size	Required Financial Statements
Up to $124,000	Tax return information plus officer-certified financial statements
$124,001 to $618,000	Reviewed by independent public accountant
$618,001 to $1,235,000 (first-time issuer)	Reviewed by independent public accountant
Greater than $1,235,000 OR repeat Reg CF issuer	Audited financial statements by independent public accountant

This offering is structured at a maximum of $1,200,000, below the current $1,235,000 audit threshold for a first-time Regulation Crowdfunding issuer. Financial statements provided are prepared in accordance with the applicable Regulation Crowdfunding requirements and are subject to counsel and intermediary review.

12. Related Person Transactions and Conflicts of Interest

The Company is a joint venture co-owned 50/50 by ZIGCO and Water On Demand, Inc. (WODI). Several officers and directors hold positions concurrently at related entities:

- Ken Berenger — Executive Chairman of Gridwater; CEO of Water On Demand, Inc.
- Bryan Klepzig — CEO of Gridwater; Founder/CEO of ZIGCO
- James Woloszyn — COO of Gridwater; concurrently COO of Water On Demand, Inc.
- Cory Mertes — CFO of Gridwater; concurrently CFO of Water On Demand, Inc.

These overlapping roles create potential conflicts of interest in matters such as inter-company resource allocation, related-party contracting, and capital prioritization. The Company intends to manage such matters in accordance with Texas corporate law, the Bylaws, and customary fiduciary standards. Material related-party transactions will be disclosed in the Company's ongoing Reg CF reporting.

13. Bad Actor Disclosure

Per Item 30 of Form C and Rule 503(a) of Regulation Crowdfunding, with respect to the issuer, predecessors, affiliated issuers, directors, officers, beneficial owners of 20% or more of any class of voting equity, and any compensated solicitor:

#	Disqualifying Event	Response
1	Convicted within 10 years (5 for issuer/affiliates) of a felony or misdemeanor involving securities, financial fraud, or false statements to a regulator	No
2	Subject to a court order entered within 5 years restraining or enjoining conduct in connection with the purchase or sale of any security	No

3	Subject to a final order of a state securities, banking, or insurance commission, the U.S. CFTC, or a federal banking agency	No
4	Subject to SEC order under Exchange Act §15(b)/15B(c) or Advisers Act §203(e)/(f)	No
5	Subject to SEC cease-and-desist order entered within 5 years for scienter-based violations or violations of registration provisions	No
6	Suspended or expelled from a registered national securities exchange or association	No
7	Filed a registration or Reg A statement that within 5 years was subject to a refusal or stop order	No
8	Subject to a USPS false-representation order entered within 5 years	No

Coverage of the "No" responses above:

- Issuer (Gridwater Inc., a development-stage Texas C-Corporation with no securities-related history).
- Predecessors and affiliated issuers: none.
- Directors and officers identified in Section 5: Ken Berenger, Bryan Klepzig, James Woloszyn, Cory Mertes.
- Beneficial owners of 20% or more identified in Section 4: ZIGCO and Water On Demand, Inc.
- Compensated solicitors: none outside the registered intermediary, Andes Capital Group, LLC.

13.1 Independent Bad Actor Diligence

Two independent bad-actor diligence checks have been completed by qualified third parties. Both returned clean results across the issuer, all directors, all officers, and the 20%+ beneficial owners (ZIGCO and Water On Demand, Inc.):

- Andes Capital Group, LLC (the registered intermediary) completed its standard Reg CF onboarding bad-actor and KYC diligence package. Result: clean. No disqualifying events identified.
- L3 (independent diligence provider) completed an independent bad-actor screen on the same parties. Result: clean. No disqualifying events identified.

Documentation evidencing both clean diligence results is retained in the Company's offering file and is available to the SEC and investors upon request, subject to applicable confidentiality and individual-privacy considerations.

14. Recent Securities Sales

The following securities have been sold or are being offered by the issuer within the 12-month period prior to the filing date of this Form C:

14.1 Founding Equity Issuances

Date	Class	Holder	Shares	Consideration	Exemption
01/26/2026	Common Stock	ZIGCO	1,000	Founding equity contribution	Section 4(a)(2)
01/26/2026	Common Stock	Water On Demand, Inc. (WODI)	1,000	Founding equity contribution	Section 4(a)(2)

14.2 Reg D 506(c) Class B Preferred Stock — Reg D Tier (Concurrent Offering)

The Company is concurrently conducting a Rule 506(c) offering of Class B Preferred Stock — Reg D Tier to verified accredited investors, with a maximum offering amount of up to $4,000,000 at $100.00 per share. As of the filing date of this Form C, the total amount subscribed and closed under the Reg D 506(c) offering is set forth below.

The Reg D 506(c) offering is being conducted under a separate Private Placement Memorandum and Subscription Agreement, with verification of accredited status by qualified third parties consistent with Rule 506(c)(2)(ii).

Reg D 506(c) subscriptions and closings as of filing date: To be conformed in the final filing to reflect actual subscriptions and closings under the Reg D 506(c) offering as of the Form C filing date. As of the most recent draft, no Reg D 506(c) closings have occurred.

14.3 Other Securities Sales

None. No options, warrants, convertible notes, or other securities have been issued.

15. Forward-Looking Statements Disclosure

This Form C and related offering materials may contain forward-looking statements relating to future events, future financial performance, business strategy, deployment plans, customer pipeline, route density, revenue, profitability, equipment financing, redemption economics, QSBS qualification, and other expectations.

Forward-looking statements are based on current assumptions and are subject to risks and uncertainties. Actual results may differ materially. Investors should not rely on projections, illustrative returns, tax expectations, or redemption examples as guarantees.

16. Other Material Information

16.1 QSBS Preservation Covenants

The Company intends to operate in a manner consistent with maintaining Qualified Small Business Stock status under Section 1202 of the Internal Revenue Code, including:

- Monitoring gross asset thresholds (≤ $50M)
- Maintaining active trade or business operations
- Avoiding prohibited redemptions or disqualifying transactions
- Providing reasonable cooperation for investor tax reporting

No assurance is provided that QSBS treatment will apply.

16.2 Joint Venture Operational Synergy

Gridwater leverages Water On Demand's fintech and infrastructure capital platform alongside ZIGCO's 20+ year hands-on wastewater operating expertise. Several principals hold leadership roles across both entities by design, supporting capital efficiency and execution alignment.

16.3 Ongoing Reporting

The issuer will file an annual report with the SEC and post the report on its website no later than 120 days after the end of each fiscal year covered by the report.

Annual Report URL: https://www.gridwater.com/investors/annual-reports. The investor relations section of www.gridwater.com will host annual reports beginning with the first annual report due 120 days following the end of the fiscal year in which this offering closes.

17. Signatures

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

GRIDWATER INC.

Signatory 1 — Chief Executive Officer (Principal Executive Officer) and Director

Signature: __/s/ Bryan Klepzig_____

Name: Bryan Klepzig

Title: Chief Executive Officer (Principal Executive Officer)

Date: __5/5/2026_____

Signatory 2 — Chief Financial Officer (Principal Financial Officer)

Signature: __/s/ Cory Mertes_____

Name: Cory Mertes

Title: Chief Financial Officer (Principal Financial Officer)

Date: __5/5/2026_____

Signatory 3 — Executive Chairman / Director

Signature: __/s/ Ken Berenger_____

Name: Ken Berenger

Title: Executive Chairman / Director

Date: __5/5/2026_____

18. Exhibits

The following exhibits are incorporated by reference into this Form C:

Exhibit	Description
A	Financial Statements (as required for a $1,200,000 first-time Reg CF offering)
B	Form of Reg CF SAFE and Subscription Agreement
C	Certificate of Formation (Texas)
D	Bylaws
E	Bad-actor diligence documentation is maintained by the Company and available upon request.
F	Engagement Letter with Andes Capital Group, LLC (intermediary compensation disclosure reference).